Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

ForGrowth III PA B.V.

Signature: /s/ M. van Osch and /s/ G.J. Mulder
Name/Title: M. van Osch and G.J. Mulder, Directors of its Director
Date: October 1, 2026

Forbion Growth Opportunities Fund III Cooperatief U.A.

Signature: /s/ M. van Osch and /s/ G.J. Mulder
Name/Title: M. van Osch and G.J. Mulder, Directors of its Director
Date: October 1, 2026

Forbion Growth III Management B.V.

Signature: /s/ M. van Osch and /s/ G.J. Mulder
Name/Title: M. van Osch and G.J. Mulder, Directors
Date: October 1, 2026